

October 10, 2023

Felicia R. Hendrix
Executive Vice President and Chief Financial Officer
PENN Entertainment, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

      Re: PENN Entertainment, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2022
              File No. 000-24206

Dear Felicia R. Hendrix:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction